

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Mr. Thomas R. Butkus
Chairman, President & CEO
AJS Bancorp, Inc.
14757 South Cicero Ave.
Midlothian, IL 60445

     Re: AJS Bancorp, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 23, 2013
              File No. 333-189171

Dear Mr. Butkus:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Strategy, page 3

1. We note your response to comment 4.   Revise the disclosure in the summary to briefly discuss the material impact of the agreement upon AJS Bancorp.

Agreement with the Office of the Comptroller of the Currency, page 92

2. Revise this section to disclose your actual capital ratios as compared to the Individual Minimum Capital Requirement. Also, revise this section, or your Management's Discussion and Analysis to discuss managements view of the impact of the restrictions noted upon your loan portfolio and profitability over the near term.

Financial Statements

Note 11 – Fair Values, page F-29

3. We note your response to comment number 17 of our letter dated July 2, 2013 and the change made to the second paragraph on page F-32. However, we note that some of the carrying values displayed in the table on page F-32 still do not agree with the amounts described in the narrative disclosure on pages F-32 and F-33. Please revise the document to remove these inconsistencies or explain the reason for the differences.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
        Alan Schick
        Ben Azoff
        Luse, Gorman, Pomerenk & Schick PC